Strategix Solutions, Inc.
                              One Independent Drive
                           Jacksonville, Florida 32202


                                                     September 2, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Ms. Shelley E. Parratt, Esq.

         Re: Strategix Solutions, Inc.'s Registration Statement on Form S-1 (Reg. No. 333-56289) - Application for
                  Withdrawal

Ladies and Gentlemen:

         Strategix Solutions, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (Reg. No. 333- 56289), together with all exhibits thereto. The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement since the Company's parent, AccuStaff Incorporated, has entered into an agreement to sell the Company's businesses to a third party. No shares of common stock of the Company have been issued or sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (904) 360-2575 or Michael B. Kirwan of LeBoeuf, Lamb, Greene & MacRae, L.L.P.at (904) 630-5306.

Sincerely,

/s/ Marc M. Mayo
Marc M. Mayo
Senior Vice President & General Counsel

cc:  Michael B. Kirwan, Esq.
     Carolyn Miller, Esq.